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Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of	May 2004

Agnico-Eagle Mines Limited

(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED

Date:	May 10, 2004	By:	/s/ DAVID GAROFALO
David Garofalo Vice President, Finance & Chief Financial Officer

FIRST QUARTER REPORT 2004

Agnico-Eagle Mines Limited achieved a significant improvement in financial and operating results as we reported first quarter earnings of $12.9 million, or $0.15 per share compared to a net loss of $6.2 million, or $(0.07) per share, in the first quarter of 2003. Operating cash flow in the quarter was $20.8 million, or $0.25 per share compared to a deficiency of $0.6 million, or $(0.01) per share, in the prior year's first quarter.

Highlights for the quarter include:

  •
  Record quarterly earnings of $12.9 million as LaRonde hits stride with record ore production and Company realizes full benefit of an 18% increase in realized gold prices.

  •
  Record low total cash costs of $78 per ounce of gold produced, 68% improvement over prior year's first quarter, on 28% increase in gold production to 70,188 ounces and higher byproduct metal prices and production.

  •
  Underground program commenced at Goldex as Company continues to advance its regional growth strategy at Lapa and LaRonde II.

  •
  Strategic stake planned in Riddarhyttan Resources AB after quarter end will expose Agnico-Eagle to promising Abitibi-style gold camp in politically-safe and mining-friendly Finland.

"Our shareholders' patience has been rewarded as Agnico-Eagle began, in the first quarter, to realize the benefits of the nearly decade-long expansion program at LaRonde," said Sean Boyd, President and Chief Executive Officer. "Our growth strategy is now to leverage this valuable experience by applying our mine-finding and mine-building experience to our regional projects and new investment in Finland," added Mr. Boyd.

LaRonde Achieves Record Underground and Mill Performance

Record quarterly tonnage of over 742,000 tons of ore, or 8,154 tons per day, was hoisted from the underground operations at LaRonde in the first quarter. Performance improved steadily during the quarter as peak average levels were achieved in March when ore production from underground was 8,735 tons per day. Similarly, mill throughput also established a new record as over 689,000 tons of ore was processed averaging 7,574 tons per day and reaching peak average levels in March of 8,123 tons per day. As a result of the high underground ore production, the surface ore stockpile reached 64,000 tons by quarter end while onsite unit operating costs improved by 8% to C$48 per ton, when compared to the first quarter of 2003.

Production of all metals in the first quarter improved when compared to the prior year's first quarter with gold production up 28% to 70,188 ounces while byproduct copper, zinc and silver production increased by 48%, 31% and 9%, respectively. As a result of the improvement in metals production, improved prices for all byproduct metals and the elimination of production royalties, total cash operating costs improved by 68% to $78 per ounce of gold produced in the first quarter of 2004 as compared to the first quarter of 2003.

Please refer to the Management Discussion and Analysis later in this report for a discussion of the financial results.

As previously disclosed, LaRonde experienced two fatalities in the first quarter. Agnico-Eagle deeply regrets the loss of an employee and a contractor in two separate incidents. LaRonde remains one of the safest mines in Quebec with a combined accident frequency index in the first quarter of 5.35 compared to the provincial mining industry average of 9.00. Nevertheless, the Company and all its employees continue with a focused effort to improve workplace safety.

Deep Drilling at LaRonde Continues to Indicate Higher Grade Core

Seven drills were in operation during the first quarter located in the following target areas:

  •
  Three drills on the LaRonde II exploration program below Level 215.

  •
  Two drills on definition/delineation drilling on the Level 215 mining horizon.

  •
  One drill on the Level 194 mining horizon.

  •
  One drill on the Level 152 mining horizon.

A total of 41,559 feet of diamond drilling was completed during the quarter.

On deep exploration, three drills tested Zone 20 North below the bottom of the Penna Shaft with the most recent results highlighted as follows:

Drill Hole	True Thickness (ft)	From	To	Gold (oz/ton) Cut (1.5 oz)	Silver (oz/ton)	Copper (%)	Zinc (%)
3215-77*	9.2	2,478.3	2,492.4	0.06	0.03	0.01	0.01
3215-78	64.6	2,280.8	2,368.1	0.13	0.11	0.22	0.01
3215-79	12.1	1,788.0	1,801.5	0.08	0.06	0.06	0.05
3215-72A	85.0	2,903.5	3,010.8	0.21	0.17	0.23	0.02
3215-83*	40.0	3,357.9	3,406.5	0.17	0.18	0.15	0.01
3215-84*	52.5	2,431.8	2,501.6	0.18	0.44	0.25	0.01

*preliminary results

The best result was obtained in 3215-72A which continued to confirm the presence of a higher grade core. This is significant because a higher grade core could significantly improve the economics of any deep mining scenario envisaged for LaRonde II. The Level 215 exploration drift advanced a further 575 feet in the first quarter. The heading is currently 950 feet to the east of the LaRonde-Bousquet property boundary and should cross the boundary in the second quarter.

Regional Project Update

At Bousquet/Ellison, located immediately to the west of LaRonde, drill hole D04-2777 encountered two 10 foot mineralized horizons corresponding to the Bousquet and LaRonde's Zone 20 North horizons. No significant gold values were encountered but the drill hole encountered a broad biotized alteration zone approximately 200 feet thick containing 5% to 30% pink garnets. Historically, intense garnet biotite alteration has been indicative of massive sulfide mineralization in the immediate vicinity. A drill hole survey was completed and indicated that the drill hole had deviated approximately 600 feet further west than originally planned and 1,300 feet above previously disclosed LaRonde drill hole 3215-68A, which had encountered 0.19 ounces of gold per ton over 45.9 feet and included 2.21 ounces per ton silver, 0.61% copper and 1.87% zinc. A second drill hole is presently in progress from LaRonde's Level 215 exploration drift and is targeted approximately 600 feet to the west of 3215-68A but at the same depth.

At Goldex, located 35 miles east of LaRonde, dewatering of the underground workings commenced in preparation for a bulk sample. At the end of the quarter, the water was down to a depth of 1,085 feet. The shaft bottom is at a depth of 2,610 feet. Shaft rehabilitation was completed to a depth of 750 feet. A bulk sample from three vertical slot raises plus additional diamond drilling will be completed over the course of 2004. The bulk sample is expected to be processed in the first quarter of 2005. The Goldex deposit has probable gold reserves of 1.6 million ounces.

At Lapa, located 7 miles east of LaRonde, drilling continued with respect to defining the limits of the Contact Zone deposit using five surface drills. The most recent drilling results have defined the economic western limit down to a depth of 3,600 feet. The deposit remains otherwise open for expansion. Drill hole 118-04-52B was recently completed 600 feet east of Lapa's reserve envelope returning (based on preliminary assays) 0.20 ounces of gold per ton over a true width of 9.8 feet, indicating a possible eastern extension. A second machine is testing the Contact Zone at a depth of 3,000 feet also along the eastern margin of the deposit. Two machines are currently testing the deposit at depths of 3,600 feet and 4,000 feet, respectively. It is expected that the deepest drill holes on the Contact Zone should reach the target area in the second quarter. The fifth machine is currently testing the eastern portion of the property at a depth of 3,000 feet below surface.

A contract was awarded to the Redpath Group in the quarter to evaluate three underground development options that could allow an exploration phase and which could be converted to preproduction if drilling and development results were positive. Tenders for engineering and development are in the process of preparation with bids expected in the second quarter. Lapa has probable gold reserves of 1.2 million ounces.

Strategic Investment in New Abitibi-Style Camp in Finland

As previously announced, Agnico-Eagle agreed to purchase, for approximately $10.8 million, a 14.1% stake (including shares already owned) in Riddarhyttan Resources AB (Riddarhyttan) from its largest shareholder, a transaction expected to close in the middle of May. Riddarhyttan is the 100% owner of the Suurikuusikko gold deposit, located approximately 550 miles north of Helsinki near the town of Kittilä in Finnish Lapland. Riddarhyttan's property position in the Suurikuusikko area consists of 22 contiguous claims (approximately 4,261 acres) with similar Precambrian greenstone belt geology and topography to Agnico-Eagle's land package in the Abitibi region of Quebec.

In late 2002, Riddarhyttan reported an indicated mineral resource at Suurikuusikko, made up of several zones that occur over a 2.5 mile structure, of 1.29 million ounces of gold, consisting of 7.2 million tons grading 0.18 ounces of gold per ton. An additional 0.72 million ounces of inferred gold resource also exists, consisting of 5.5 million tons grading 0.13 ounces of gold per ton. Since then, Riddarhyttan has conducted extensive diamond drilling within the Suurikuusikko deposit (58 holes for approximately 45,400 feet). The aim of this program was to test the deeper portions of the deposit (at depths up to 1,640 feet) and also transfer inferred resources into indicated resources in a sector interpreted to be potentially mineable by open pit. The results of the program reportedly confirm the continuity, grades and thickness of the gold mineralization both on strike and at depth and will likely lead to an enhancement of the mineral resource.

About the Suurikuusikko Gold Resource

The mineral resource estimate reported herein for Suurikuusikko was prepared for Riddarhyttan in accordance with the Australasian Code for Reporting Mineral Resources and Ore Reserves, September 1999 (JORC Code). Mineral resources that have been disclosed herein were estimated using a minimum gold grade cut-off of approximately 0.064 ounces of gold per ton. For further details please refer to the press release dated December 12th, 2002 and titled "Riddarhyttan Resources AB: New resource estimate shows more than 2 million ounces gold in the Suurikuusikko deposit in Finland" that is available on their website www.riddarhyttan.se. Mineral resource estimates prepared under reporting codes other than National Instrument 43-101 ("NI 43-101") should not be relied upon as they may not conform to NI 43-101 standards and definitions. However, reserve and resource categories in the JORC Code are substantially similar to the corresponding categories of mineral reserves and resources required under NI 43-101. To the best of Agnico's knowledge, the Riddarhyttan estimate is relevant and reliable.

Join Us for Our Annual Meeting

Please join us for our 2004 Annual and Special Meeting of Common Shareholders on Friday, May 28, 2004 at 10:30 a.m. (EST). The meeting will be held at the Toronto Hilton Hotel, Toronto I Room, 145 Richmond Street West, Toronto, Canada. In addition to discussing our operating performance, we will provide a comprehensive presentation concerning our development and exploration projects during the meeting. For those unable to attend in person, the meeting will be webcast on the Company's website www.agnico-eagle.com.

Where to Find Maps

The longitudinal illustrations that detail the drill results presented in this report can be viewed and downloaded from the Company's website www.agnico-eagle.com (Press Release) or:

LaRonde Bousquet Longitudinal 20 North:

http://ir.thomsonfn.com/IRUploads/10493/FileUpload/LaRonde%20Bousquet%20Long20N-28-Apr-04%20.pdf

Lapa Drilling Program:

http://ir.thomsonfn.com/IRUploads/10493/FileUpload/Lapa%20Drilling%20Program-28-Apr-04.pdf

Abitibi Regional Property Plan:

http://ir.thomsonfn.com/IRUploads/10493/FileUploadPreview/Abitibi%20Regional%20Property%20Plan-24-Apr-04.pdf

Scientific and Technical Data

A qualified person, Guy Gosselin, P.Eng., P.Geo., LaRonde Division's Chief Geologist, has verified the LaRonde and Bousquet/Ellison exploration information disclosed in this report. The verification procedures, the quality assurance program and quality control procedures used in preparing such data may be found in the 2004 Mineral Resource and Mineral Reserve Report, Agnico-Eagle Mines Limited, LaRonde Division, dated March 26, 2004, filed on SEDAR.

All Lapa drill core has been logged and the results have been verified by Dino Lombardi, P.Geo., Senior Geologist for the Company's Exploration Division and who is fully qualified per the standards outlined in NI 43-101. The drill core selected for analysis is sawed in half with one half sent to a commercial laboratory and the other half retained for future reference. Upon reception of the assay results, the pulps and rejects are recovered and submitted to a second laboratory for check-assay purposes. The gold assaying method uses a 30-gram sample by Fire Assays or Metallic Sieve finish as requested by the project geologist. The laboratories used are Bourlamaque Assay Laboratories Ltd., Val d'Or, Quebec, and Expert Laboratories Inc., Rouyn-Noranda, Quebec. Results that have been reported as 'preliminary' do not have complete check-assay data available; the final results, that will include check-assays, are not expected to vary significantly from the preliminary results.

Forward Looking Statements

This report contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 24 consecutive years.

April 28, 2004

Sean Boyd President & Chief Executive Officer

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS
UNITED STATES GAAP
(all figures are expressed in US dollars unless otherwise noted)

Results of Operations

Agnico-Eagle reported first quarter net income of $12.9 million, or $0.15 per share, compared to a net loss of $6.2 million, or $(0.07) per share, in the first quarter of 2003. Gold production in the first quarter of 2004 was 70,188 ounces compared to 55,005 ounces in the first quarter of 2003. The increased production was a result of operational improvements over the first quarter of 2003 and the implementation of a more focused mining plan.

The table below summarizes the key variances in net income for the first quarter of 2004 from the net loss reported for the same period in 2003.

(millions of dollars)	First Quarter
Increase in gold production	$5.3
Elimination of El Coco royalty	4.1
Increase in gold price	4.0
Increase in net copper revenue	4.0
Increase in net zinc revenue	2.9
Increase in net silver revenue	2.7
Stronger Canadian dollar, net of hedges	(2.5)
Cost of increased ore throughput	(1.4)

Net positive variance	$19.1

As shown in the table above, revenues from all metals benefited from increased production and increased metal prices. Net copper and zinc revenues benefited from increased production and metal prices but these benefits were partially offset by increased smelting and refining charges attributable to the increase in production of these metals. In all, revenues from mining operations increased by 61% to $48.6 million in the first quarter of 2004 as compared to the prior year's first quarter. Net income was also positively affected by the elimination of the El Coco royalty as that area of the mine is essentially mined out.

In the first quarter of 2004 total cash operating costs per ounce decreased significantly to $78 per ounce of gold produced from $243 per ounce in the first quarter of 2003. The main drivers leading to the decrease in total cash operating costs were higher gold production, higher net byproduct revenue resulting from increased production and higher byproduct metal prices, and the elimination of the El Coco royalty. Operating costs per ton decreased to C$48 in the first quarter of 2004 compared to C$52 in the first quarter of 2003 due mainly to the mill achieving record quarterly tonnage of 689,202 tons in the first quarter of 2004.

The following tables provide a reconciliation of the total cash operating costs per ounce of gold produced and operating cost per ton to the financial statements:

(thousands of dollars, except where noted)	Q1 2004	Q1 2003
Cost of production per Statement of Income (Loss)	$24,141	$24,347
Adjustments:
Byproduct revenues	(18,210)	(11,379)
El Coco royalty	—	(4,075)
Inventory adjustment(i)	(294)	508
Non-cash reclamation provision	(131)	(105)

Cash operating costs	$5,506	$9,296
Gold production (ounces)	70,188	55,005

Cash operating cost (per ounce)	$78	$169
El Coco royalty (per ounce)	—	74

Total cash operating costs (per ounce)(iii)	$78	$243

(thousands of dollars, except where noted)	Q1 2004	Q1 2003
Cost of production per Statement of Income (Loss)	$24,141	$24,347
Adjustments:
El Coco royalty	—	(4,075)
Inventory adjustment(i) and(ii) hedging adjustments	865	433
Non-cash reclamation provision	(131)	(105)

Minesite operating costs (US$)	$24,875	$20,600

Minesite operating costs (C$)	$32,790	$31,122
Tons milled (000's tons)	689	603

Operating costs per ton (C$)(iii)	$48	$52

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating operating costs per ton.

(iii)
Total cash operating cost and operating cost per ton data are not a recognized measures under US GAAP. Management uses these generally accepted industry measures in evaluating operating performance and believes them to be realistic indications of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

As previously disclosed, Agnico-Eagle expects to produce 300,000 ounces of gold in 2004. However, given sharply higher than expected byproduct metal prices, the Company expects total cash operating costs per ounce to be substantially lower than the previous guidance provided of $155 to $165. This estimate was based on byproduct price assumptions of $5.00 per ounce silver, $0.40 per pound zinc, $0.85 per pound copper and a C$/US$ exchange rate of $1.30. The projected sensitivity of the full year total cash operating cost estimate to changes in metal prices and exchange rates follows:

Change in variable	Impact on total cash operating costs ($/oz.)
$0.10 in C$/US$	25
$0.50/oz. in silver	10
$0.05/lb. in zinc	16
$0.10/lb. in copper	7

In the first quarter of 2004, we accrued income taxes at an income tax rate of 8.2%. This rate was reduced from the statutory rate of approximately 38% due to the utilization of previously unrecognized tax assets. The Company expects to utilize all its previously unrecognized tax assets in 2004. As a result, the Company expects to accrue a total tax provision of approximately 25% for the entire year. The Company does not expect to pay cash income and mining taxes in 2004, however, the Company will record income and mining taxes to reflect the drawdown of tax pools.

Liquidity and Capital Resources

At March 31 2004, Agnico-Eagle's cash and cash equivalents were $106 million while working capital was $153 million. At December 31, 2003, the Company had $110 million in cash and cash equivalents and $141 million in working capital. The Company currently has $100 million in undrawn credit lines and expects to have an additional $25 million available in the fourth quarter of 2004 once certain completion tests are satisfied in connection with the LaRonde expansion to 7,000 tons per day.

Cash flow from operating activities, before working capital changes, was $20.8 million in the first quarter of 2004 compared to a deficiency of $0.6 million in the first quarter of 2003. Operating cash flow was positively impacted by higher gold production and increased gold and byproduct metal prices partially offset by a stronger Canadian dollar. This positive operating cash flow was partially offset by a buildup in metal settlements receivable and ore inventories. The buildup in metal settlements receivable is expected to gradually reverse over the course of 2004.

For the three months ended March 31, 2004, capital expenditures were $10.2 million compared to $10.8 million in the first quarter of 2003. Capital expenditures at the LaRonde mine decreased to $7.5 million from $10.5 million in the first quarter of 2003. The capital expenditures in the first quarter of 2004 represent sustaining capital and the final construction costs for Phase I of LaRonde's water treatment facility and bulk air cooling plant. The remainder of the capital expenditures in the first quarter of 2004 represents continued expenditures for the Company's regional projects, namely Lapa, Goldex and LaRonde II, all of which have met the requirement for capitalization under US GAAP.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(Unaudited)
(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended March 31,
	2004	2003
Financial Data
Income and cash flow LaRonde Division
Revenues from mining operations	$48,604	$30,112
Mine operating costs	24,141	24,347

Mine operating profit	$24,463	$5,765

Net income (loss) for period	$12,909	$(6,237)
Net income (loss) per share	$0.15	$(0.07)
Operating cash flow (before non-cash working capital)	$20,822	$(577)
Weighted average number of shares — basic (in thousands)	84,525	83,725
Tons of ore milled	689,202	602,633
Head grades:
Gold (oz. per ton)	0.11	0.10
Silver (oz. per ton)	2.30	2.44
Zinc	3.90%	3.55%
Copper	0.55%	0.45%
Recovery rates:
Gold	92.19%	91.66%
Silver	84.93%	83.80%
Zinc	81.81%	78.20%
Copper	79.94%	79.10%
Payable production:
Gold (ounces)	70,188	55,005
Silver (ounces in thousands)	1,128	1,036
Zinc (pounds in thousands)	36,647	27,964
Copper (pounds in thousands)	5,840	3,956
Realized prices per unit of production:
Gold (per ounce)	$412	$350
Silver (per ounce)	$6.72	$4.70
Zinc (per pound)	$0.47	$0.35
Copper (per pound)	$1.25	$0.76
Onsite operating costs per ton milled (Canadian dollars)	$48	$52

Operating costs per gold ounce produced:
Onsite operating costs (including asset retirement expenses)	$358	$419
Less: Non-cash asset retirement expenses	(2)	(2)
Foreign exchange and byproduct metals hedge gains	(14)	(41)
Net byproduct revenues	(264)	(207)

Cash operating costs	$78	$169
Accrued El Coco royalties	—	74

Total cash costs	$78	$243
Non-cash costs:
Reclamation provision	2	2
Amortization	80	82
Total operating costs	$160	$327

AGNICO-EAGLE MINES LIMITED

BALANCE SHEET

(thousands of United States dollars, US GAAP basis)

	March 31, 2004	December 31, 2003
	(Unaudited)
ASSETS Current
Cash and cash equivalents	$106,187	$110,365
Metals awaiting settlement	42,417	34,570
Income taxes recoverable	8,655	7,539
Inventories:
Ore stockpiles	8,449	6,557
In-process concentrates	1,052	1,346
Supplies	6,349	6,276
Prepaid expenses and other	7,785	10,363

Total current assets	180,894	177,016
Fair value of derivative financial instruments	6,472	7,573
Investments and other assets	10,792	11,214
Future income and mining tax assets	42,208	41,579
Mining properties	404,330	399,719

	$644,696	$637,101

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$26,609	$29,915
Dividends payable	750	3,327
Interest payable	798	3,161

Total current liabilities	28,157	36,403

Long-term debt	143,750	143,750

Asset retirement obligation and other liabilities	15,651	15,377

Future income and mining tax liabilities	43,434	40,848

Shareholders' Equity
Common shares
Authorized — unlimited
Issued — 84,596,533 (2003 — 84,469,804)	602,717	601,305
Warrants	15,732	15,732
Contributed surplus	7,181	7,181
Employee stock options	209	—
Deficit	(205,146)	(218,055)
Accumulated other comprehensive loss	(6,989)	(5,440)

Total shareholders' equity	413,704	400,723

	$644,696	$637,101

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)
(thousands of United States dollars, except per share amounts, US GAAP basis)

	Three months ended March 31,
	2004	2003
REVENUES
Revenues from mining operations	$48,604	$30,112
Interest and sundry income	205	641

	48,809	30,753
COSTS AND EXPENSES
Production	24,141	24,347
Exploration and corporate development	290	1,472
Equity loss in junior exploration company	289	—
Amortization	5,582	4,517
General and administrative	1,799	1,467
Provincial capital tax	455	489
Interest	1,757	2,217
Foreign currency loss (gain)	139	(217)

Income (loss) before income, mining and federal capital taxes	14,357	(3,539)
Federal capital tax	266	325
Income and mining tax expense	1,182	630

Income (loss) before cumulative catch-up adjustment	12,909	(4,494)
Cumulative catch-up adjustment relating to asset retirement obligations	—	(1,743)

Net income (loss) for the period	$12,909	$(6,237)

Net income (loss) before cumulative catch-up adjustment per share — basic and diluted	$0.15	$(0.05)
Cumulative catch-up adjustment per share — basic and diluted	—	(0.02)
Net income (loss) per share — basic and diluted	$0.15	$(0.07)

Weighted average number of shares (in thousands)
basic	84,525	83,725
diluted	85,051	83,725

Comprehensive income (loss):
Net income (loss) for the period	$12,909	$(6,237)
Other comprehensive income (loss):
Unrealized gain on hedging activities	185	3,227
Unrealized gain (loss) on available-for-sale securities	(442)	135
Adjustments for derivative instruments maturing during the period	(784)	—
Adjustments for realized gains on available-for-sale securities due to dispositions in the period	(508)	—

Other comprehensive income (loss)	(1,549)	3,362

Comprehensive income (loss) for the period	$11,360	$(2,875)

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

STATEMENT OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS

(Unaudited)
(thousands of United States dollars, US GAAP basis)

	Three months ended March 31,
	2004	2003
Deficit
Balance, beginning of period	$(218,055)	$(196,023)
Net income (loss) for the period	12,909	(6,237)

Balance, end of period	$(205,146)	$(202,260)

Accumulated other comprehensive loss
Balance, beginning of period	$(5,440)	$(21,166)
Other comprehensive income (loss) for the period	(1,549)	3,362

Balance, end of period	$(6,989)	$(17,804)

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

STATEMENT OF CASH FLOWS

(Unaudited)
(thousands of United States dollars, US GAAP basis)

	Three months ended March 31,
	2004	2003
Operating activities
Net income (loss) for the period	$12,909	$(6,237)
Add (deduct) items not affecting cash from operating activities:
Amortization	5,582	4,517
Provision for future income and mining taxes	1,957	1,326
Unrealized (gain) loss on derivative contracts	216	(2,270)
Cumulative catch-up adjustment related to asset retirement obligations	—	1,743
Amortization of deferred costs and other	158	344

Cash flow from (used in) operations, before working capital changes	20,822	(577)
Change in non-cash working capital balances
Metals awaiting settlement	(7,847)	4,119
Income taxes recoverable	(1,116)	(395)
Inventories	(1,671)	(823)
Prepaid expenses and other	1,700	571
Accounts payable and accrued liabilities	(3,306)	(670)
Interest payable	(2,363)	(1,613)

Cash flows from operating activities	6,219	612

Investing activities
Additions to mining properties	(10,223)	(10,837)
Investments and other	842	(188)

Cash flows used in investing activities	(9,381)	(11,025)

Financing activities
Dividends paid	(2,480)	(2,431)
Common shares issued	1,412	1,195

Cash flows used in financing activities	(1,068)	(1,236)

Effect of exchange rate changes on cash and cash equivalents	52	(47)
Net decrease in cash and cash equivalents	(4,178)	(11,696)
Cash and cash equivalents, beginning of period	110,365	152,934

Cash and cash equivalents, end of period	$106,187	$141,238

Other operating cash flow information:
Interest paid during the period	$3,113	$3,602

Capital taxes paid during the period	$1,161	$—

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

NOTES TO INTERIM FINANCIAL STATEMENTS

US GAAP BASIS

(Unaudited)

1.     Basis of Presentation

  Agnico-Eagle Mines Limited's ("Agnico-Eagle" or the "Company") primary basis of financial reporting is United States generally accepted accounting principles ("US GAAP"). Financial statements under Canadian generally accepted accounting principles are also prepared for statutory reporting purposes in Canada and sent to shareholders.

  The accompanying unaudited interim financial statements have been prepared in accordance with US GAAP in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position as at March 31, 2004 and the results of operations and cash flows for the three month periods ended March 31, 2004 and 2003.

  Operating results for the three month period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2003 annual financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2003.

2.     Use of Estimates

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in the preparation of the financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     Accounting Policies

  These interim financial statements follow the same accounting policies and methods of their application as the December 31, 2003 audited annual financial statements.

4.     Capital Stock

  For the three month period ended March 31, 2004, the Company's 2012 convertible debentures were anti-dilutive and thus were excluded from the calculation of diluted net loss per share.

  The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 31, 2004 were exercised:

Common shares outstanding at March 31, 2004	84,596,533
Convertible debentures [based on debenture holders' option]	10,267,919
Employees' stock options	3,301,400
Warrants	6,900,000

105,065,852

  During the three month period ended March 31, 2004, 66,000 (2003 — 75,150) employee stock options were exercised for cash of $0.6 million (2003 — $0.5 million) and 522,500 (2003 — nil) options were granted with a weighted average exercise price of C$16.68.

5.     Financial Instruments

  As at March 31, 2004, Agnico-Eagle's derivative financial instruments relating to metals consisted of the following:

	Expected Maturity
	2004	2005	2006	2007
Gold
Put options purchased
Amount hedged (ounces)	102,483	190,020	152,340	131,280
Average price ($/ounce)	$260	$260	$260	$260
Copper
Put options purchased
Amount hedged (lbs. in 000's)	2,381	—	—	—
Average price ($/lb.)	$1.04	—	—	—

  The maximum premium payable on the copper derivative contracts for the remainder of 2004 is $0.3 million.

  At March 31, 2004, Agnico-Eagle's foreign currency hedging program consisted of the following:

	Expected Maturity
	2004	2005	2006
US$ call options sold
Amount (thousands)	$18,000	$12,000	$12,000
US$/C$ weighted average exchange rate	1.6390	1.6050	1.6475
US$ put options purchased
Amount (thousands)	$18,000	$12,000	$12,000
US$/C$ weighted average exchange rate	1.5900	1.5000	1.5600
US$ put options sold
Amount (thousands)	$—	$12,000	$—
US$/C$ weighted average exchange rate	—	1.3700	—
US$ forward contracts sold
Amount (thousands)	$9,000	$—	$—
US$/C$ weighted average exchange rate	1.3500	—	—

  At March 31, 2004, the aggregate net market value of Agnico-Eagle's metals derivative position amounted to nil. The Company's aggregate net market value of its foreign exchange hedge position at March 31, 2004 was $5.8 million. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS

CANADIAN GAAP

(all figures are expressed in US dollars unless otherwise noted)

Results of Operations

Agnico-Eagle reported first quarter net income of $14.1 million, or $0.14 cents per share, compared to a net loss of $3.6 million, or $(0.07) cents per share, in the first quarter of 2003. Gold production in the first quarter of 2004 was 70,188 ounces compared to 55,005 ounces in the first quarter of 2003. The increased production was a result of operational improvements over the first quarter of 2003 and the implementation of a more focused mining plan.

The table below summarizes the key variances in net income for the first quarter of 2004 from the net loss reported for the same period in 2003.

(millions of dollars)	First Quarter
Increase in gold production	$5.3
Elimination of El Coco royalty	4.1
Increase in gold price	4.0
Increase in net copper revenue	4.0
Increase in net zinc revenue	2.9
Increase in net silver revenue	2.7
Stronger Canadian dollar, net of hedges	(2.5)
Cost of increased ore throughput	(1.4)
Increase in income taxes and other	(1.4)

Net positive variance	$17.7

As shown in the table above, revenues from all metals benefited from increased production and increased metal prices. Net copper and zinc revenues benefited from increased production and metal prices but these benefits were partially offset by increased smelting and refining charges attributable to the increase in production of these metals. In all, revenues from mining operations increased by 61% to $48.6 million in the first quarter of 2004 as compared to the prior year's first quarter. Net income was also positively affected by the elimination of the El Coco royalty as that area of the mine is essentially mined out.

In the first quarter of 2004 total cash operating costs per ounce decreased significantly to $78 per ounce of gold produced from $243 per ounce in the first quarter of 2003. The main drivers leading to the decrease in total cash operating costs were higher gold production, higher net byproduct revenue resulting from increased production and higher byproduct metal prices, and the elimination of the El Coco royalty. Operating costs per ton decreased to C$48 in the first quarter of 2004 compared to C$52 in the first quarter of 2003 due mainly to the mill achieving record quarterly tonnage of 689,202 tons in the first quarter of 2004.

The following tables provide a reconciliation of the total cash operating costs per ounce of gold produced and operating cost per ton to the financial statements:

(thousands of dollars, except where noted)	Q1 2004	Q1 2003
Cost of production per Statement of Income (Loss)	$24,141	$24,347
Adjustments:
Byproduct revenues	(18,210)	(11,379)
El Coco royalty	—	(4,075)
Inventory adjustment(i)	(294)	508
Non-cash reclamation provision	(131)	(105)

Cash operating costs	$5,506	$9,296
Gold production (ounces)	70,188	55,005

Cash operating cost (per ounce)	$78	$169
El Coco royalty (per ounce)	—	74

Total cash operating costs (per ounce)(iii)	$78	$243

(thousands of dollars, except where noted)	Q1 2004	Q1 2003
Cost of production per Statement of Income (Loss)	$24,141	$24,347
Adjustments:
El Coco royalty	—	(4,075)
Inventory adjustment(i) and(ii) hedging adjustments	865	433
Non-cash reclamation provision	(131)	(105)

Minesite operating costs (US$)	$24,875	$20,600

Minesite operating costs (C$)	$32,790	$31,122
Tons milled (000's tons)	689	603

Operating costs per ton (C$)(iii)	$48	$52

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating operating costs per ton.

(iii)
Total cash operating cost and operating cost per ton data are not a recognized measures under CDN GAAP. Management uses these generally accepted industry measures in evaluating operating performance and believes them to be realistic indications of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with CDN GAAP.

As previously disclosed, Agnico-Eagle expects to produce 300,000 ounces of gold in 2004. However, given sharply higher than expected byproduct metal prices, the Company expects total cash operating costs per ounce to be substantially lower than the previous guidance provided of $155 to $165. This estimate was based on byproduct price assumptions of $5.00 per ounce silver, $0.40 per pound zinc, $0.85 per pound copper and a C$/US$ exchange rate of $1.30. The projected sensitivity of the full year total cash operating cost estimate to changes in metal prices and exchange rates follows:

Change in variable	Impact on total cash operating costs ($/oz.)
$0.10 in C$/US$	25
$0.50/oz. in silver	10
$0.05/lb. in zinc	16
$0.10/lb. in copper	7

In the first quarter of 2004, we accrued income taxes at an income tax rate of 9.7%. This rate was reduced from the statutory rate of approximately 38% due to the utilization of previously unrecognized tax assets. The Company expects to utilize all its previously unrecognized tax assets in 2004. As a result, the Company expects to accrue a total tax provision of approximately 25% for the entire year. The Company does not expect to pay cash income and mining taxes in 2004, however, the Company will record income and mining taxes to reflect the drawdown of tax pools.

Liquidity and Capital Resources

At March 31 2004, Agnico-Eagle's cash and cash equivalents were $106 million while working capital was $152 million. At December 31, 2003, the Company had $110 million in cash and cash equivalents and $138 million in working capital. The Company currently has $100 million in undrawn credit lines and expects to have an additional $25 million available in the fourth quarter of 2004 once certain completion tests are satisfied in connection with the LaRonde expansion to 7,000 tons per day.

Cash flow from operating activities, before working capital changes, was $23.2 million in the first quarter of 2004 compared to $1.2 million in the first quarter of 2003. Operating cash flow was positively impacted by higher gold production and increased gold and byproduct metal prices partially offset by a stronger Canadian dollar. This positive operating cash flow was partially offset by a buildup in metal settlements receivable and ore inventories. The buildup in metal settlements receivable is expected to gradually reverse over the course of 2004.

For the three months ended March 31, 2004, capital expenditures were $10.2 million compared to $10.8 million in the first quarter of 2003. Capital expenditures at the LaRonde mine decreased to $7.5 million from $10.5 million in the first quarter of 2003. The capital expenditures in the first quarter of 2004 represent sustaining capital and the final construction costs for Phase I of LaRonde's water treatment facility and bulk air cooling plant. The remainder of the capital expenditures in the first quarter of 2004 represents continued expenditures for the Company's regional projects, namely Lapa, Goldex and LaRonde II.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(Unaudited)
(thousands of United States dollars, except where noted, CDN GAAP basis)

	Three months ended March 31,
	2004	2003
Financial Data
Income and cash flow
LaRonde Division
Revenues from mining operations	$48,604	$30,112
Mine operating costs	24,141	24,347

Mine operating profit	$24,463	$5,765

Net income (loss) for period	$14,327	$(3,394)
Net income (loss) per share	$0.14	$(0.07)
Operating cash flow (before non-cash working capital)	$23,164	$1,159
Weighted average number of shares — basic (in thousands)	84,525	83,725
Tons of ore milled	689,202	602,633
Head grades:
Gold (oz. per ton)	0.11	0.10
Silver (oz. per ton)	2.30	2.44
Zinc	3.90%	3.55%
Copper	0.55%	0.45%
Recovery rates:
Gold	92.19%	91.66%
Silver	84.93%	83.80%
Zinc	81.81%	78.20%
Copper	79.94%	79.10%
Payable production:
Gold (ounces)	70,188	55,005
Silver (ounces in thousands)	1,128	1,036
Zinc (pounds in thousands)	36,647	27,964
Copper (pounds in thousands)	5,840	3,956
Realized prices per unit of production:
Gold (per ounce)	$412	$350
Silver (per ounce)	$6.72	$4.70
Zinc (per pound)	$0.47	$0.35
Copper (per pound)	$1.25	$0.76
Onsite operating costs per ton milled (Canadian dollars)	$48	$52

Operating costs per gold ounce produced:
Onsite operating costs (including asset retirement expenses)	$358	$419
Less: Non-cash asset retirement expenses	(2)	(2)
Foreign exchange and byproduct metals hedge gains	(14)	(41)
Net byproduct revenues	(264)	(207)

Cash operating costs	$78	$169
Accrued El Coco royalties	—	74

Total cash costs	$78	$243
Non-cash costs:
Reclamation provision	5	2
Amortization	80	82

Total operating costs	$163	$327

AGNICO-EAGLE MINES LIMITED

BALANCE SHEET

(thousands of United States dollars, CDN GAAP basis)

	Three months ended March 31,
	March 31, 2004	December 31, 2003
	(Unaudited)	Restated (see Note 5)
ASSETS
Current
Cash and cash equivalents	$106,187	$110,365
Metals awaiting settlement	42,417	34,570
Income taxes recoverable	8,655	7,539
Inventories:
Ore stockpiles	8,449	6,557
In-process concentrates	1,052	1,346
Supplies	6,349	6,276
Prepaid expenses and other	6,558	8,187

Total current assets	179,667	174,840
Investments and other assets	11,598	12,309
Future income and mining tax assets	43,083	42,863
Mining properties	407,855	403,244

	$642,203	$633,256

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$26,609	$29,915
Dividends payable	750	3,327
Interest payable	798	3,161

Total current liabilities	28,157	36,403

Asset retirement obligation and other liabilities (note 5)	14,917	14,648

Future income and mining tax liabilities	43,873	41,302

Shareholders' Equity
Common shares
Authorized — unlimited
Issued — 84,596,533 (2003 — 84,469,804)	452,357	450,945
Convertible subordinated debentures	96,040	95,057
Other paid-in capital	55,028	55,028
Warrants	15,732	15,732
Contributed surplus	5,560	5,560
Employee stock options	209	—
Deficit	(69,670)	(81,419)

Total shareholders' equity	555,256	540,903

	$642,203	$633,256

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

STATEMENT OF INCOME (LOSS)

(Unaudited)
(thousands of United States dollars, except per share amounts, CDN GAAP basis)

	Three months ended March 31,
	2004	2003
		Restated (see Note 5)
REVENUES
Revenues from mining operations	$48,604	$30,112
Interest and sundry income	283	146

	48,887	30,258
COSTS AND EXPENSES
Production	24,141	24,347
Exploration and corporate development	290	1,472
Equity loss in junior exploration company	289	—
Amortization	5,582	4,517
General and administrative	1,799	1,467
Provincial capital tax	455	489
Interest	29	622
Foreign currency loss (gain)	139	(217)

Income (loss) before income, mining and federal capital taxes	16,163	(2,439)
Federal capital tax	266	325
Income and mining tax expense	1,570	630

Net income (loss) for the period	$14,327	$(3,394)

Net income (loss) per share — basic and diluted	$0.14	$(0.07)

Weighted average number of shares (in thousands)
basic	84,525	83,725
diluted	85,051	83,725

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

STATEMENT OF DEFICIT

(Unaudited)
(thousands of United States dollars, CDN GAAP basis)

	Three months ended March 31,
	2004	2003
		Restated (see Note 5)
Deficit
Balance, beginning of period	$(80,569)	$(66,299)
Adjustment for change in accounting policy for asset retirement obligations (note 5)	(850)	(170)

	(81,419)	(66,469)
Net income (loss) for the period	14,327	(3,394)
Interest costs associated with the Company's convertible debentures	(2,578)	(2,481)

Balance, end of period	$(69,670)	$(72,344)

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

STATEMENT OF CASH FLOWS

(Unaudited)
(thousands of United States dollars, CDN GAAP basis)

	Three months ended March 31,
	2004	2003
		Restated (see Note 5)
Operating activities
Net income (loss) for the period	$14,327	$(3,394)
Add (deduct) items not affecting cash from operating activities:
Amortization	5,582	4,517
Provision for future income and mining taxes	2,343	1,326
Unrealized loss (gain) on derivative contracts	216	(1,861)
Amortization of deferred costs and other	696	571

Cash flow from operations, before working capital changes	23,164	1,159
Change in non-cash working capital balances
Metals awaiting settlement	(7,847)	4,119
Income taxes recoverable	(1,116)	(395)
Inventories	(1,671)	(823)
Prepaid expenses and other	2,471	430
Accounts payable and accrued liabilities	(3,306)	(670)
Interest payable	(2,363)	(1,613)

Cash flows from operating activities	9,332	2,207

Investing activities
Additions to mining properties	(10,223)	(10,837)
Investments and other	842	(188)

Cash flows used in investing activities	(9,381)	(11,025)

Financing activities
Dividends paid	(2,480)	(2,431)
Common shares issued	1,412	1,195
Interest on convertible debentures	(3,113)	(1,595)

Cash flows used in financing activities	(4,181)	(2,831)

Effect of exchange rate changes on cash and cash equivalents	52	(47)
Net decrease in cash and cash equivalents	(4,178)	(11,696)
Cash and cash equivalents, beginning of period	110,365	152,934

Cash and cash equivalents, end of period	$106,187	$141,238

Other operating cash flow information:
Interest paid during the period	$3,113	$3,602

Capital taxes paid during the period	$1,161	$—

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

NOTES TO INTERIM FINANCIAL STATEMENTS

CDN GAAP BASIS

(Unaudited)

1.     Basis of Presentation

  The accompanying unaudited interim financial statements have been prepared by the Company in US dollars in accordance with Canadian generally accepted accounting principles ("CDN GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the audited financial statements and notes included in the Audited Annual Financial Statements (CDN GAAP basis) for the year ended December 31, 2003.

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in the preparation of the financial statements are reasonable and prudent; however, actual results could differ from these estimates.

  Operating results for the three month period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2003 Audited Annual Financial Statements (CDN GAAP basis), including the accounting policies and notes thereto. These interim financial statements follow the same accounting policies and methods of their application as the December 31, 2003 Audited Annual Financial Statements (CDN GAAP basis) except as described in note 5.

2.     Use of Estimates

  The preparation of the interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     Net income per share

  For the purposes of calculating earnings per share, the Company uses net income after deducting interest charges on the Company's 2012 convertible debentures. The 2012 convertible debentures issued in 2002 is presented, in its entirety, as an equity instrument and as such the interest is recorded as a direct charge to deficit. Below is a reconciliation of net income per financial statements to the net income used in computing net income per share.

	Three Months ended March 31,
	2004	2003
Net income (loss), per financial statements	$14,327	$(3,394)
Less: Interest on 2012 convertible debentures charged directly to deficit	(2,578)	(2,481)

Net income (loss) used to compute net income (loss) per share	$11,749	$(5,875)

  The Company's 2012 convertible debentures and warrants are anti-dilutive and thus have not been included in the computation of fully-diluted net income per share.

4.     Capital Stock

  For the three month period ended March 31, 2004, the Company's 2012 convertible debentures were anti-dilutive and thus were excluded from the calculation of diluted net loss per share.

  The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 31, 2004 were exercised:

Common shares outstanding at March 31, 2004	84,596,533
Convertible debentures [based on debenture holders' option]	10,267,919
Employees' stock options	3,301,400
Warrants	6,900,000

105,065,852

  During the three month period ended March 31, 2004, 66,000 (2003 — 75,150) employee stock options were exercised for cash of $0.6 million (2003 — $0.5 million) and 522,500 (2003 — nil) options were granted with a weighted average exercise price of C$16.68.

5.     Change in Accounting Policy — Asset Retirement Obligations

  Effective January 1, 2004, the Company adopted the provisions of Canadian Institute of Chartered Accountants Handbook Section 3110, "Asset Retirement Obligations" which applies to long-lived assets, such as mines. The new standard requires companies to recognize the present value of mine reclamation costs as a liability in the period the obligation is incurred and then to periodically re-evaluate the liability. At inception, an amount equal to the liability is recorded as an increase to the carrying value of the related long-lived asset. Each period, an accretion amount is charged to income to adjust the liability to the estimated future value. The initial liability, which is included in the carrying value of the asset, is also depreciated each period based on the depreciation method used for the asset.

  In order to calculate the initial liability, the Company has made estimates of the final reclamation costs based on mine-closure plans approved by environmental agencies. The Company periodically reviews these cost estimates and updates them if assumptions, such as mine life, change.

  This new standard was adopted by the Company on January 1, 2004 with retroactive restatement. As a result, for the three month period ended March 31, 2004, opening retained earnings was reduced by $0.9 million and net income was increased by $0.2 million. Basic and diluted earnings per share were unchanged.

  At December 31, 2003, fixed assets were increased $1.5 million, asset retirement obligations and other liabilities increased $2.4 million, deficit was increased $0.9 million and future income and mining tax assets and liabilities remained unchanged as the effect of adopting this new standard on these balance sheet items was negligible.

  Net loss for the three month period March 31, 2003 was reduced by $0.2 million.

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SIGNATURE
FIRST QUARTER REPORT 2004
QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS UNITED STATES GAAP
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (Unaudited) (thousands of United States dollars, except where noted, US GAAP basis)
AGNICO-EAGLE MINES LIMITED BALANCE SHEET (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (Unaudited) (thousands of United States dollars, except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED STATEMENT OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS (Unaudited) (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED STATEMENT OF CASH FLOWS (Unaudited) (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED NOTES TO INTERIM FINANCIAL STATEMENTS US GAAP BASIS (Unaudited)
QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS CANADIAN GAAP (all figures are expressed in US dollars unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (Unaudited) (thousands of United States dollars, except where noted, CDN GAAP basis)
AGNICO-EAGLE MINES LIMITED BALANCE SHEET (thousands of United States dollars, CDN GAAP basis)
AGNICO-EAGLE MINES LIMITED STATEMENT OF INCOME (LOSS) (Unaudited) (thousands of United States dollars, except per share amounts, CDN GAAP basis)
AGNICO-EAGLE MINES LIMITED STATEMENT OF DEFICIT (Unaudited) (thousands of United States dollars, CDN GAAP basis)
AGNICO-EAGLE MINES LIMITED STATEMENT OF CASH FLOWS (Unaudited) (thousands of United States dollars, CDN GAAP basis)
AGNICO-EAGLE MINES LIMITED NOTES TO INTERIM FINANCIAL STATEMENTS CDN GAAP BASIS (Unaudited)